UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Phoenix Metals U.S.A. II, Inc.
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(Name of Issuer)

Common Stock, par value $.0001 per share
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(Title of Class of Securities)

719 098 105 -------------------------------------------------------------------------------------------------
(CUSIP Number)

Diana L. Flaherty
801 South Rampart Boulevard, Suite 178
Las Vegas, Nevada 89128 (702) 947-2178
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2000
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [  ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No.	719 098 105 ------------------------------	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Diana Lee Flaherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 85,407,012
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,305,124
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 85,407,012
WITH	10	SHARED DISPOSITIVE POWER 8,305,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,712,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	719 098 105 ------------------------------	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert F. Flaherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 77,763,007
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,305,124
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 77,763,007
WITH	10	SHARED DISPOSITIVE POWER 8,305,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,068,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer

          This statement on Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of Phoenix Metals U.S.A. II, Inc., a Nevada corporation ("Phoenix Metals"). The principal executive offices of Phoenix Metals are located at 801 South Rampart Boulevard, Suite 178, Las Vegas, Nevada 89128.

Item 2.     Identity and Background

          This statement is filed jointly by Robert F. and Diana Lee Flaherty, husband and wife. Their business address is 801 South Rampart Boulevard, Suite 178, Las Vegas, Nevada 89128. Mrs. Flaherty's principal occupation is Chairperson of the Board of Directors, Secretary and Treasurer of Phoenix Metals. Mr. Flaherty's principal occupation is Director and President of Phoenix Metals.

          Mrs. Flaherty has not during the past five years been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining, prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws. Also, Mr. Flaherty has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          In February 1998, a Judgment of Permanent Injunction and Other Relief was entered in the United States District Court, Central District of California, Western Division against Phoenix Metals and Mr. Flaherty, enjoining each of them from violating Section 17(a) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 thereunder, and enjoining Mr. Flaherty from future violations of Section 15(a)(1) of the Exchange Act. The injunction was sought by the U.S. Securities and Exchange Commission (the "SEC") as a result of allegations that Phoenix Metals and Mr.  Flaherty made material misrepresentations to investors and that funds raised were used personally by Mr. Flaherty. Phoenix Metals and Mr. Flaherty consented to the permanent injunction without admitting or denying the allegations.

          In May 1998, the court entered a Final Judgment of Disgorgement against Phoenix Metals and Mr. Flaherty. In that order, the court ordered that neither Phoenix Metals nor Mr. Flaherty would be required to pay a disgorgement amount, subject to the accuracy of the representations made by Phoenix Metals and Mr. Flaherty regarding amounts spent for company expenditures. The court retained jurisdiction to order disgorgement in the event such representations are false, misleading, inaccurate or incomplete; but to date no additional actions have been brought by the SEC against Phoenix Metals or Mr. Flaherty.

Item 3.     Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.     Purpose of Transaction

          This statement is being filed to report the beneficial ownership of Mr. and Mrs. Flaherty. This statement is required as a result of the filing by Phoenix Metals of a Form 10-SB, as amended ("Form 10-SB") with the SEC on May 24, 2000, to become a reporting company under the Exchange Act.

Page 4 of 7 Pages

Phoenix Metals filed the Form 10-SB to comply with the Eligibility Rule for the Nasdaq Over-the-Counter Bulletin Board. Mr. and Mrs. Flaherty have been the controlling stockholders of Phoenix Metals since June1993.

Item 5.     Interest in Securities of the Issuer

          1.     (a)     Mrs. Flaherty owns 93,712,136 shares of Common Stock which represents 49.9%1 of the total issued and outstanding Common Stock of Phoenix Metals.

                  (b)     (i)     Mrs. Flaherty has sole power to vote 85,407,012 shares.

                           (ii)     Mrs. Flaherty has shared power to vote 8,305,124 shares. This number includes 6,771,362 shares of Common Stock owned by Robert F. & Diana L. Flaherty, Inc. and 1,533,762 shares of Common Stock owned by Dynasty Corporation of Nevada, Inc., each a Nevada corporation of which Mr. and Mrs. Flaherty are the sole stockholders.

                          (iii)     Mrs. Flaherty has sole power to dispose of 85,407,012 shares.

                          (iv)     Mrs. Flaherty has shared power to dispose of 8,305,124 shares. This number includes 6,771,362 shares of Common Stock owned by Robert F. & Diana L. Flaherty, Inc. and 1,533,762 shares of Common Stock owned by Dynasty Corporation of Nevada, Inc., each a Nevada corporation of which Mr. and Mrs. Flaherty are the sole stockholders.

                  (c)      Not applicable.

                  (d)     Diana Lee and Robert F. Flaherty are husband and wife and as such the right to receive or direct dividends or proceeds from the sale of any shares of Common Stock may be affected by community property laws. The shares reported for Mrs. Flaherty in this Schedule 13D do not include 77,763,007 shares of Common Stock beneficially owned by her husband, and Mrs. Flaherty expressly disclaims beneficial ownership of such shares.

                  (e)     Not applicable.

          2.     (a)     Mr. Flaherty owns 86,068,131 shares of Common Stock which represents 45.8%1  of the total issued and outstanding Common Stock of Phoenix Metals.

                  (b)     (i)     Mr. Flaherty has sole power to vote 77,763,007 shares.

                           (ii)     Mr. Flaherty has shared power to vote 8,305,124 shares. This number includes 6,771,362 shares of Common Stock owned by Robert F. & Diana L. Flaherty, Inc. and 1,533,762 shares of Common Stock owned by Dynasty Corporation of Nevada, Inc., each a Nevada corporation of which Mr. and Mrs. Flaherty are the sole stockholders.

                           (iii)     Mr. Flaherty has sole power to dispose of 77,763,007 shares.

____________________
1 Based on 187,746,168 shares of Common Stock issued and outstanding as of August 2, 2000.

Page 5 of 7 Pages

                           (iv)     Mr. Flaherty has shared power to dispose of 8,305,124 shares number includes 6,771,362 shares of Common Stock owned by Robert F. & Diana L. Flaherty, Inc. and 1,533,762 shares of Common Stock owned by Dynasty Corporation of Nevada, Inc., each a Nevada corporation of which Mr. and Mrs. Flaherty are the sole stockholders.

                  (c)     On June 8, 2000, 55,000,000 shares of Common Stock were issued to Mr. Flaherty as a result of a series of issuance and rescission transactions resulting from an erroneous issuance of Common Stock by Phoenix Metals. In November 1999, Phoenix Metals issued 55,000,000 shares of Common Stock to Robert F. & Diana L. Flaherty, Inc. in exchange for certain rights to existing third-party contracts. In February 2000, Phoenix Metals rescinded the transaction and the issuance and requested the return of the shares. The shares were to come from the holdings of Mr. Flaherty, not a new issuance by Phoenix Metals. Subsequently, 55,000,000 shares held by Mr. Flaherty were transferred to Phoenix Metals and cancelled to return to Phoenix Metals the shares issued in error. Mr. Flaherty was to be reimbursed for the shares transferred to Phoenix Metals on the return to the transfer agent of the certificates representing the shares erroneously issued in November 1999. As a result of the foregoing, Mr. Flaherty was re-issued the 55,000,000 shares in June 2000. Since the shares issued were to replace shares previously surrendered to Phoenix Metals, no additional consideration was paid in this transaction for the shares.

                  (d)     Diana Lee and Robert F. Flaherty are husband and wife and as such the right to receive or direct dividends or proceeds from the sale of any shares of Common Stock may be affected by community property laws. The shares reported for Mr. Flaherty in this Schedule 13D do not include 85,407,012 shares of Common Stock beneficially owned by his wife, and Mr. Flaherty expressly disclaims beneficial ownership of such shares.

                   (e)     Not applicable.

Item 5.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Mrs. and Mr. Flaherty are husband and wife.

Item 6.     Material to be Filed as Exhibits

          Attached hereto as Exhibit A is a copy of the agreement between Mrs. and Mr. Flaherty whereby they agree and consent to have this statement filed jointly on their behalf pursuant to Rule 13d-1(k) of the Exchange Act.

Page 6 of 7 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 3, 2000	/s/ Diana Lee Flaherty ------------------------------------------------------------
Diana Lee Flaherty

/s/ Robert F. Flaherty ------------------------------------------------------------
Robert F. Flaherty

Page 7 of 7 Pages

EXHIBIT A

Joint Filing Agreement

               The Undersigned hereby agree pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, that the Schedule 13D dated August 3, 2000 which relates to the common stock, par value $.001 per share, of Phoenix Metals U.S.A. II, Inc, a Nevada corporation, shall be filed jointly on behalf of each of them because of their status as husband and wife. The undersigned agree further that any amendments to the Schedule 13D shall be also filed jointly on their behalf.

Dated:	August 3, 2000	/s/ Diana Lee Flaherty -------------------------------------------------------------
Diana Lee Flaherty

/s/ Robert F. Flaherty -------------------------------------------------------------
Robert F. Flaherty